FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Press release dated June 42, 2004, titled, “Repsol YPF Buys Shell’s Logistics and Marketing assets in Portugal.”

Press Release

Corporate Direction of External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 24 June 2004

Number of pages: 4

REPSOL YPF BUYS SHELL’S LOGISTICS AND MARKETING ASSETS IN PORTUGAL

•                  Incorporates 303 service stations, leading to 19% retail market share in Portugal

•                  Increases total petroleum product sales by 1.85 million cubic metres.

•                  21% share of direct sales in Portugal.

•                  Buys 15% stake in logistics company CLC.

Repsol YPF signed an agreement with the Royal Dutch/ Shell group of companies to purchase its marketing and logistics assets in Portugal, excluding its LPG and lubricants business. This operation ncludes the acquisition of 303 service stations, and increases annual petroleum product sales by 1.85 million cubic meters.

The agreement, to be completed once regulatory clearance has been obtained, includes most of Shell’s business activities in Portugal, such as direct sales for fuels and bitumen, as well as for marine fuels. The operation is significant, since it includes the incorporation of Shell’s storage terminals, the purchase of a 15% stake in logistics company Compañía Logística de Combustibles (CLC), and access to a portfolio of storage and logistics.

With this operation, Repsol YPF increases fourfold the number of its service stations in Portugal, to a total of 417, becoming the third operator in that country, with a 19% share of the retail market and with one of the highest sales throughput per station in the country. In terms of direct petroleum product sales, Repsol YPF will have a 21% market share of supply, becoming the second ranked company, and increasing total sales in Portugal by 1.85 million cubic meters to more than 2,500,000 cubic meters.

This operation reflects Repsol YPF’s strategy to grow in those markets that are within its geographical proximity, such as Portugal, which has a high growth potential.

Repsol YPF entered the Portuguese market in 1982 when it began selling maritime fuels and chemical products. In the 1990s, the Company began to diversify into other areas of business, such as in service stations, direct sales of fuels, liquefied petroleum gas (LPG), as well as supplying bitumen and lubricants.

Repsol YPF Executive Chairman, Alfonso Cortina, said the acquisition of Royal Dutch Shell’s marketing assets in Portugal, “responds to the Company’s policy of expanding in Southern Europe markets, and fulfils in its entirety the desired presence in this country, where Repsol YPF has had a presence for over 20 years.”

Cortina expressed his satisfaction that “the operation, moreover, involves the incorporation into Repsol YPF, of top-level professionals who bring with them extensive experience and a profound knowledge of the Portuguese market.”

Repsol YPF is an international integrated petroleum and gas company, with activities in more than 28 countries, holding a leading position in both Spain and Argentina. The Company is one of the top ten largest private petroleum companies in the world, and the largest private energy company in Latin America in terms of assets. Repsol YPF has a hydrocarbon production of more than 1.1 million barrels per day, with a refining capacity of over 1.2 million barrels per day. Repsol YPF sells its petroleum products via a widespread network of more than 6,600 sales points, distributed in Europe and Latin America.

PORTUGAL:  Sales in m3

	REPSOL YPF	SHELL	REPSOL YPF+SHELL
Service Stations	305,000	910,000	1,215,000
Direct Sales (Inc. Bitumen)	385,000	850,000	1,235,000
Marine		80,000	80,000
Total	690,000	1,840,000	2,530,000

PORTUGAL: Market Share %

	REPSOL YPF	SHELL	REPSOL+SHELL	RANKING
Service Stations	5	14	19	3rd
Direct Sales	6	15	21	2nd

Shell’s Commercial Assets in Portugal

Service Stations	Bitumen
• 303 SS (32 in islands)
• 3.08 Mill l/year (above average)	• 2 storage deposits in Lisbon and Porto
• 14% market share in sales	• Participation in Probetume
• 11% market share in sales points

Marine	Direct Sales
• 2nd operator in Portugal	• 310 thousand m3 industrial sales

Shell’s Logistics Assets in Portugal

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	June 28, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer